

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 5, 2008

Ms. Raakel Iskanius
Chief Financial Officer
Great Panther Resources Limited
1177 West Hastings Street, Suite 2100
Vancouver, British Columbia
Canada V6E 2K3

> **Re:** **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed April 3, 2008**
> **Response Letter dated July 23, 2008**
> **File No. 000-50897**

Dear Ms. Iskanius:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2007

Financial Statements

Note 2 – Significant Accounting Policies

Mineral properties, plant and equipment, page F-7

1. We note your response to prior comment 6, indicating that you believe option payments related to mineral properties are properly expensed under U.S. GAAP and no additional disclosures are therefore required in Note 18 to the financial statements.

 You express the view that your option agreements are not mineral rights because (i) you have "…not demonstrated the commercial or economic viability of the mineral deposits…," (ii) option payments were "…made at a time prior to all conditions of the option agreements being satisfied…," and (iii) option payments were "…not made in exchange for an interest in the mineral concession…."

However, we do not see how you have differentiated your rights from the definition of mineral rights in paragraph 5 of EITF 04-2, which states that a mineral right is the "…legal right to explore, extract, and retain at least a portion of the benefits from mineral deposits." The narrative in paragraph 6 mentions various arrangements constituting mineral rights, including a *right to mine* contract, which "…may call for a payment at the time the contract becomes effective and subsequent periodic payments," indicating that a requirement to make payments in the future would not preclude mineral rights characterization. The guidance in paragraph 7 clarifies that mineral rights include prospecting and exploration permits if they include an option to acquire the rights to extract and retain at least a portion of the benefits from the mineral deposits.

We believe that having such an option is the key characteristic, provided you have done everything that is necessary to retain the option in good standing as of the reporting date; rather than having met conditions for exercise that pertain to future periods. And we do not see insistence in the definition of mineral rights that you establish economic viability of a mineral deposit or obtain an interest in a mineral concession directly.

Our position is that for U.S. GAAP purposes, unless you are able to show why your option agreements are not mineral rights, you should comply with EITF 04-2 and EITF 04-3, which require recognition of value beyond proven and probable reserves by initially accounting for the costs of mineral rights as tangible assets, and in subsequent impairment testing. Please identify all conditions of the option agreements that you believe preclude the mineral rights characterization at the point of entering into the agreements and on each subsequent reporting date; and submit all related material agreements plus an analysis in support of your position.

Revenue recognition, page F-9

2.   We have read your response to prior comment 7, regarding your sales of zinc and lead concentrate to Peñoles, and the fees associated with subsequent treatment and processing by this customer. We understand that while sales of concentrate are invoiced net of treatment and processing charges, you recognize revenue on a gross basis, including value associated with the subsequent treatment and processing. You indicate that for U.S. GAAP purposes you have overcome the presumption in Issue 1 of EITF 01-9 that cash consideration given to a customer is presumed to be a reduction of the selling price because the fees are for an identifiable service and you can estimate the fair value of this benefit. Given that

you no longer own the concentrate that is subject to treatment and processing by Peñoles, tell us how you have secured benefit from these subsequent activities. Also explain how the activities of Peñoles relate to the adjustments you mention in your disclosure stating that revenue from the sale of concentrates "…is subject to adjustment upon final settlement based upon metal prices, weights and assays."

Engineering Comments

3.   We note you provided information in response to prior comments 10, 11, 14, and 15, regarding general information related to your properties, cutoff grade calculation, exploration programs, and sampling. Please disclose this information in your filing.

4.   We note your response to prior comment 17, regarding an economic cutoff grade determination and your response that resource estimates do not require a detailed analysis of operating costs. Mineral resources are defined as having reasonable prospects for economic extraction. For both operating mines and undeveloped properties, the basic assumptions are defined and stated by a qualified person in the preparation of a resource estimate. Further, the resources are delimited using an economically-based cutoff to segregate potential economic resources from mineralization or waste rock. Based on the information you have supplied, your cutoffs appear to only provide an estimate of geologically available mineralization, and do not appear to be related to current economic conditions at the property. An economic cutoff should distinguish minerals that could be mined while covering the mine's operating costs, from those that would not. Since your resource cutoffs do not appear to do this, your estimates appear to be without adequate support, with regard to the economic aspects of the definition for resources. Accordingly, please remove all resource estimates which are not based on an economically derived cutoff. If you choose to provide us with revised estimates of resources based on an economic cutoff, supplementally provide your stated assumptions, backup calculations, and pricing information sufficient to support your conclusion.

5.   We note your response to prior comment 20, concerning your sampling results. We believe the information presented in the first paragraph on page 46 and the third paragraph on page 51 is not consistent with the guidance offered. Please contact us by telephone if you require further clarification.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joanna Lam at (202) 551-3476 or me at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551- 3718 with questions about engineering comments.

Sincerely,

Karl Hiller
Branch Chief